Filed by Royal Dutch Shell plc
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.
Subject Company: Royal Dutch Petroleum Company
Commission File Number: 001-03788
Date: October 29, 2004

THE FOLLOWING SLIDES WERE USED IN PRESENTATIONS MADE TO INVESTORS BEGINNING ON OCTOBER 29, 2004.

One Company
One Board
One Chief Executive

Royal Dutch Shell plc

Not for release, publication or distribution in whole or in part into Canada or Japan. Terms defined in the press release dated 28 October 2004 have the same meaning when used in this notice.

Legal Notice

IMPORTANT LEGAL INFORMATION

The proposed Transaction will be implemented through, among other things, an exchange offer made by Royal Dutch Shell to all ordinary shareholders of RD. You are urged to carefully review: (i) the RD offer document and the prospectus which will be filed the Dutch Authority for the Financial Markets and Euronext Amsterdam by Royal Dutch Shell; (ii) the registration statement on Form F-4 (including the prospectus) and other documents relating to the exchange offer that will be filed with, or furnished to, the U.S. Securities and Exchange Commission (the "SEC") by Royal Dutch Shell; and (iii) the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by RD regarding the offer, because each of these documents will contain important information relating to the exchange offer. You may obtain a free copy of (i) these documents after they are made public in The Netherlands or filed with the SEC and (ii) other documents made public in The Netherlands or filed with, or furnished to, the SEC by Royal Dutch Shell, RD and ST&T at the SEC's website at www.sec.gov. These documents may also be obtained free of charge by contacting Investor Relations, Shell International B.V., FSK Division, PO Box 162, 2501 AN The Hague, The Netherlands or the Company Secretary, The "Shell" Transport and Trading Company, Shell Centre, London SE1 7NA, United Kingdom.

The documentation referred to above is expected to be made public in March 2005.

All investment is subject to risk. The value of the Royal Dutch Shell shares may go down as well as up. Past performance is no guarantee for future returns. Investors and security holders of RD and ST&T are advised to seek expert financial advice before making any decisions as regards the RD exchange offer or the ST&T scheme of arrangement.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This presentation contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed Transaction. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the conditions to the proposed Transaction being satisfied (including the failure of RD and ST&T shareholders to approve the proposed Transaction); the costs related to the proposed Transaction; the failure of the proposed Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; the accounting implications of the proposed Transaction; tax treatment of dividends paid to shareholders and other factors affecting the Group's businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2003 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Group's businesses. None of the Royal Dutch Shell, RD and ST&T undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

Aad Jacobs

Chairman, Royal Dutch Petroleum

Ron Oxburgh

Chairman, Shell Transport & Trading

Governance and Structure Review

- Objectives
  - Simplify Board and Group management structures
  - Improve decision making process and accountability
  - Enhance effective leadership
- Wide-ranging and thorough consultation process
- Proposals enhance
  - Corporate governance
  - Management effectiveness
  - Corporate structure

One Board, One Chief Executive

- ✓ Single tier board
- ✓ One Non Executive Chairman
- ✓ One Chief Executive
- ✓ Reduced Board size
  - 5 Executive Directors: the new Executive Committee
  - 10 Non Executive Directors (majority independent)
- ✓ 5 new non-execs within three years
- ✓ Best practice corporate governance

One Company: Royal Dutch Shell


Shareholders
Royal Dutch Shell plc
RD
ST&T
operating companies

- UK Incorporated
- Tax Resident in Netherlands
- Single HQ in Netherlands (replaces of existing split corporate centre)
- Substantial UK presence (operations and certain corporate activities)
- London Listing and FTSE inclusion
- Other Listings: Amsterdam, New York

Unlocking One Company

- A and B shares but all with same rights:
  - Voting: one share one vote
  - Dividend declared and other capital rights
- Royal Dutch shareholders to receive A shares
  - Dutch sourced dividends
- STT shareholders to receive B shares
  - UK sourced dividends*
- Preserves current shareholder tax treatment on dividends
  - An innovative solution

* assuming sufficient reserves

Chief Executive

Jeroen van der Veer

Leadership to Drive Strategy


shareholders
Royal Dutch Shell plc
Board
10 independent, 5 executive
Group Chief Executive
Executive Directors

- Clarity
- Simplicity
- Efficiency
- Accountability

Delivery

Clarity: Leadership and Goals

- Clear set of strategic priorities
  - More upstream and profitable downstream
  - Raising the performance bar
  - Enterprise First culture and organisation
- From consensus culture to decision culture
- Power to make strategy happen across Shell businesses
  - Operational excellence
  - Project delivery
  - Standardized practices
- Stronger platform to drive competitive returns
- One face to governments / regulators / markets

Simplicity: Less is More

- One board, smaller board
- One corporate headquarters
- Administrative tasks eliminated
  - One Annual report
  - One AGM
- In line with global business models
  - G&P: Implemented
  - Chemicals: Implemented
  - OP: On-going
  - EP: On-going

Efficiency: Time, Resources, Focus

- Greater CEO power to force focus on "best outcomes"
  - Divestments
  - Partnerships
  - Portfolio
  - Resources allocation
- CMD abolished
- End duplicate board and central office processes
- Moving faster to capture opportunities

Accountability : Delivery, Responsibility

- One Board and one Chief Executive accountable to one group of shareholders
- Clear reporting lines
- CFO role enhanced and expanded
- Improved controls and risk assessment

Dividends

- Move to quarterly dividends
  - First quarterly dividend expected to be paid in June 2005
- Dividends to be declared in Euros
  - But paid in £ on B shares and US$ on ADRs
- Overall dividend policy unchanged
  - Intent to continue to increase dividends at least in line with inflation over time

Implementation

- Royal Dutch Shell to make public tender offer for Royal Dutch
- Scheme of arrangement for STT
- Share exchange terms
  - RD shareholders offered 60% of Royal Dutch Shell
  - STT shareholders offered 40% of Royal Dutch Shell
- Translates into
  - 2 Royal Dutch Shell A shares for each RD share
  - 0.2874 Royal Dutch Shell B shares for each STT share
- Tax treatment for shareholders
  - No capital gains tax payable for the vast majority of shareholders
  - Mechanism to preserve current tax treatment of dividends

Proposed Timetable

• Regulatory and consultation process starts	November 2004
• Documents posted to shareholders	March 2005
• RD tender offer opens for acceptance	March 2005
• AGMs/Shareholder meetings	April 2005
• Completion (estimated)	May 2005

One Company
One Board
One Chief Executive

Royal Dutch Shell plc

Legal Notice

The distribution of this presentation in, into or from any jurisdiction other than The Netherlands, the United Kingdom and the USA may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements.

The proposals will not be made, directly or indirectly, in or into or by the use of the mails or any other means of instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any facilities of a national securities exchange of, Japan, and will not be capable of acceptance by any such use, means, instrumentality or facilities or from or within Japan. The proposals are not being made to residents of Japan. The proposals may or may not be made to any person or company in Canada and Australia depending on the availability of exemptions from relevant regulations or the number of shareholders and their respective shareholdings in those jurisdictions. The decision whether or not to make the proposal available in Canada or Australia is at the sole discretion of Royal Dutch Shell, RD and ST&T. This presentation does not constitute an offer or invitation to subscribe for securities. If the proposals described in this announcement are ultimately implemented, to the extent that a decision is made to extend the proposals, and any attendant offer or invitation to subscribe for securities, to Australian resident security holders of RD or ST&T, any action that might be taken by such Australian residents in response to that extension will only be permitted to be done in accordance with the terms and instructions detailed in the formal proposal documentation.

This presentation and other documents related to the proposals may not be electronically provided to nor accessed by residents of Canada or Japan. Copies of this presentation and any other documents related to the proposal, are not being and must not be mailed or otherwise distributed or sent to any person or company in or into or from Canada or Japan. Persons receiving this presentation (including custodians, nominees and trustees) or other documents related to the proposals must not distribute or send it to any person or company in, into or from Canada or Japan.

This presentation does not constitute an offer to purchase nor the solicitation of an offer to sell any securities of ST&T or RD. The ST&T shareholders are urged to read the scheme document and listing particulars and the RD shareholders are urged to read the offer document and the prospectus when they become available because they will contain important information that shareholders should consider before making any decision regarding the Transaction. The scheme document, the offer document and the listing particulars/prospectus will be available in due course.

Q3 2004 results presentation

Peter Voser

28 October 2004

Overall performance

9 months 2004 *$ billion*	9 months 2003 *$ billion*		Q3 2004 *$ billion*	Q3 2003 *$ billion*	Change *%*
14.1	10.6	**Net income**	5.4	2.5	120
12.5	11.1	CCS Earnings	4.4	2.6	70
18.9	17.3	Cash from operations	6.2	5.2	21
20.9	16.5	DACF	7.7	4.8	61
2.8	3.4	Divestment proceeds	0.8	1.1	
9.8	9.8	Capital investment (100%)	3.5	3.6	-4
		ROACE (Net income basis)	17.4%	15.6%	

DACF = Debt adjusted cash flow

Business results

9 months 2004 $ billion	9 months 2003 $ billion		Q3 2004 $ billion	Q3 2003 $ billion	Change %
7.1	7.1	Exploration & Production	2.4	2.0	18
1.1	2.0	Gas & Power	0.3	0.1	318
4.2	2.9	Oil Products	1.6	0.9	77
1.1	0.1	Chemicals	0.6	0.0	1,823
(1.1)	(1.0)	Other	(0.4)	(0.4)	
12.5	11.1	CCS Earnings	4.4	2.6	70

More upstream, profitable downstream

9 month Capital Investment $9.8 billion
$ billion



8
6
4
2
0
EP
GP
OP
CH

9 month divestment proceeds $2.8 billion
$ billion



1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
EP
GP
OP
Other

Continuing to shape the portfolio

Cash cycle

$ billion	@$25/bbl	YTD 2004 @$36/bbl
Cash In:		
DACF	20.0	20.9
Divestments	3.0 - 4.0	2.8
Working capital		(1.6)
	23.0 - 24.0	22.1
Cash Out:		
Capital Investment*	15.0	8.8
Dividends	7.5	7.4
Buybacks**		1.1
Option hedging**	0.5	0.7
Debt repayment		3.2
Other		0.2
	23.0	21.4
Cash surplus	$0 - 1.0	$0.7

* Group share

**Paid to parent companies

Questions and Answers

28 October 2004